INVESTOR PRESENTATION NOVEMBER/ DECEMBER 2016 Exhibit 99.1

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.   Examples of forward-looking statements include:   statements about the company’s future performance; projections of the company’s results of operations or financial condition; statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.   Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

NOTE TO THE READER As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our Windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information at 31 March 2016 and for the second quarter and half year ended 30 September 2015 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 14 of our condensed consolidated financial statements for further information on our segments.

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include: Adjusted EBIT; Adjusted EBIT margin; Adjusted net operating profit; Adjusted diluted earnings per share; Adjusted operating profit before income taxes Adjusted income tax expense; Adjusted effective tax rate Adjusted EBITDA; and Adjusted selling, general and administrative expenses (“Adjusted SG&A”) These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation.

AGENDA Strategic Focus and Business Overview North America Fiber Cement International Fiber Cement Capital Management Framework Guidance Appendix

OUR STRATEGIC FOCUS Our strategy is to aggressively grow market demand for fiber cement and our overall market share, and to be sustainable and profitable throughout the business cycle by: diversifying our sales across end markets and geographies promoting value-added product offerings; and Leveraging a proven track record of operational excellence, innovation and technical product development.

Annual net sales US$1.9b Total assets US$2.0b Strong operational cash generation Operations in North America, Asia Pacific and Europe 3,257 employees Market cap US$6.6b (approx) S&P/ASX 100 company NYSE ADR listing Market capitalization as at 21 November 2016. Total assets as at 30 September 2016 and employees as at 31 March 2016. Annual net sales for the six months to 30 September 2016 annualised. Total assets exclude asbestos compensation. A GROWTH FOCUSED COMPANY

WORLD LEADER IN FIBER CEMENT Geographic Mix¹ Net Sales EBIT ² 1 All percentages are as at 30 September 2016 ² EBIT – excludes research and development, asbestos-related expenses and adjustments and New Zealand weathertightness claims International 21% International 22% North America 79%

GROUP OVERVIEW 2nd QUARTER AND HY FY17 RESULTS 1 Excludes Asbestos related expenses and adjustments and tax adjustments 2 Excludes Asbestos related expenses and adjustments 3 Excludes Australian Pipes business which was sold in Q1 FY16

KEY THEMES 2nd QUARTER AND HY FY17 RESULTS 1 Excludes Australian Pipes business which was sold in Q1 FY16 Higher volume in North America Fiber Cement and strong net sales growth in all operating segments1 HY FY17 North America Fiber Cement EBIT margin of 25.5% Net operating cash flow increased US$45.4 million compared to pcp Announced plans to restart Summerville manufacturing facility Declared first half ordinary dividend of US10.0 cents per security

Research & Development: Significant and consistent investment US$29.5m spent on Research & Development in FY16 and US$14.9m in HY FY17 US$439.2m spent on Research & Development since 2000 CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE History of Fiber Cement Substrate Development James Hardie Siding Products

35/90 Plan Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives Maintain JHX’s category share at 90% Currently: JHX wins ~90% of the fiber cement category, while fiber cement used in ~19% of the total market Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 65-70% of total market. ¹Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence DRIVING CATEGORY AND MARKET SHARE GAINS North America External Cladding Share¹

Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick Fiber Cement Vinyl Engineered Wood ! ! ! ! ! ! ! Fire resistant Hail resistant Resists warping Resists buckling Lasting color Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? DELIVERING SUPERIOR PRODUCT PERFORMANCE

Siding Primary Products Soffit Trim / Fascia Backerboard Commercial Exteriors Flooring Interior Walls / Ceilings Brand Portfolio U.S. & Europe Asia Pacific BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

¹ Production was suspended at the Summerville plant in November 2008, however the plant is being re-commissioned and is expected to be operational in early FY18. North America Plant Locations NORTH AMERICA FIBER CEMENT SEGMENT Tacoma, WA Reno, NV Fontana, CA Waxahachie, TX Cleburne, TX Summerville, SC Plant City, FL Pulaski, VA Peru, IL Largest fiber cement producer in North America 2,391 employees 9 manufacturing plants¹ 2 research and development facilities HY FY17 HY FY16 Net Sales US$754.8m US$671.3m EBIT US$192.3m US$182.4m EBIT Margin (US$) 25.5% 27.2%

CAPACITY – ANNUAL DESIGN

NORTH AMERICA FIBER CEMENT SUMMARY Volume Steady growth in R&R and new construction markets Market penetration momentum continues to improve PDG improving and trending closer to target Volume growth by period versus pcp: Q1 FY1716% Q2 FY1712% HY FY1714% EBIT EBIT growth lagging net sales growth due to: Unfavorable plant performance Increased startup costs Investment in sales and marketing to drive PDG Partially offset by lower input and freight costs

AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS North America Fiber Cement 2Q17 revenue up 10% on 12% volume growth 1H17 revenue up 12% on 14% volume growth Continuing to outpace U.S. housing starts 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

North America Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS Pricing down ~1% driven by regional and product mix and ongoing execution of tactical pricing strategies Overall, satisfied with tactical pricing and price positioning

NORTH AMERICA DELIVERING STRONG RETURNS 1 Excludes asset impairment charges of US$14.3 million in Q4 FY12, US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13 Half Year EBIT Margin % remains above target range, but down 170 bps to 25.5% compared to pcp

Volume Half year volume increased 2%, excluding the Australian Pipes business Volume growth in Australian, Europe and New Zealand businesses Volume declined in the Philippines Price Q2 FY17 and HY FY17 favorably impacted by annual price increase in the Australian business Q2 FY17 favorably impacted by changes in foreign exchange rates compared to pcp EBIT Strong results in Australia and New Zealand driven by price and lower production costs due to prior year start up Partially offset by higher SG&A expenses relative to pcp INTERNATIONAL FIBER CEMENT SUMMARY 1 Excludes Australian Pipes business which was sold in Q1 FY16

INTERNATIONAL DELIVERING STRONG RETURNS 1 EBIT and EBIT margin excludes New Zealand weathertightness claims Quarterly EBIT and EBIT Margin1 EBIT EBIT Margin International Fiber Cement Segment

INTERNATIONAL FIBER CEMENT (USD) 1 Excludes Australian Pipes business which was sold in Q1 FY16 Australia Higher volumes and strategic pricing Non-recurring startup costs at Carole Park in Q2 FY16 New Zealand Higher volumes and strategic pricing Philippines Volume and net sales lower due to strong competitive dynamic EBIT lower due to lower volume and higher marketing expense Europe Solid volume, sales and EBIT growth Q2'17 1H’17 Australia Australia 1 Volume Net Sales EBIT Volume Net Sales EBIT Flat Q2'17 1H’17 Philippines Philippines Volume Net Sales EBIT Volume Net Sales EBIT Q2'17 1H’17 Europe Europe Volume Net Sales EBIT Volume Net Sales EBIT Q2'17 1H’17 New Zealand New Zealand Volume Net Sales EBIT Volume Net Sales EBIT

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Management Disciplined Capital Allocation Liquidity and Funding Strong margins and operating cash flows Strong governance and transparency Investment-grade financial management Invest in R&D and capacity expansion to support organic growth Maintain ordinary dividends within the defined payout ratio Flexibility for: Accretive and strategic inorganic opportunities Cyclical market volatility Further shareholder returns when appropriate US$99.8 million share buy-back executed in 1H FY17 Conservative leveraging of balance sheet within 1-2 times adjusted EBITDA target US$500 million of unsecured revolving credit facility; US$400 million senior unsecured notes at Q2 FY17 Weighted average maturity of 4.2 years on bank facilities; 5.2 years on total debt at Q2 FY17 55% liquidity on bank debt at Q2 FY17 Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Moody’s S&P Fitch Ba1 (upgraded Jun’16) BB (upgraded Feb’16) BBB- (affirmed Jan’16)

FY2017 GUIDANCE Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2017 is between US$256 million and US$285 million Management expects full year Adjusted net operating profit to be between US$250 million and US$270 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between of approximately 1.2 and 1.3 million, and input prices and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods 26

APPENDIX

USA MARKETPLACE

AUSTRALIA & NEW ZEALAND MARKETPLACE

Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring Australia New Zealand Interior walls AUSTRALIA, NEW ZEALAND & PHILIPPINES CORE MARKETS

FINANCIAL SUMMARY 1 Excludes Asbestos related expenses and adjustments

FY12 FY13 FY14 FY15 FY16 Net Sales US$m 834 914 1,084 1,225 1,335 Sales Volume mmsf 1,313 1,468 1,673 1,822 1,969 EBIT US$m¹ 162 166 235 290 352 EBIT Margin %¹ 19 18 22 24 26 1Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively NORTH AMERICA FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

1Excludes New Zealand weathertightness claims of US$5.4 million , US$13.2 million , US$1.8 million, US$4.3 million and US$0.5 million in FY12, FY13, FY14 , FY15 and FY16, respectively FY12 FY13 FY14 FY15 FY16 Net Sales US$m 404 397 400 418 379 Sales Volume mmsf 412 414 441 484 481 EBIT US$m¹ 90 75 86 90 79 EBIT Margin %¹ 22 19 22 22 21 INTERNATIONAL FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

Net sales increased 10% Higher volume driven by North America segment Higher average net sales price in International Fiber Cement segment Gross profit increased 10%, in line with net sales SG&A expenses increased 10% Continued higher investment in sales and marketing activities supporting growth initiatives Adjusted net operating profit increased 14% Adjusted EBIT increased 11% compared to pcp RESULTS – 2nd QUARTER FY17 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments and tax adjustments

RESULTS – HALF YEAR FY17 Net sales increased 11% Higher volume in all operating segments3 Higher average net sales price in International Fiber Cement segment Gross profit increased 11% … gross margin %, up slightly by 20 bps SG&A expenses increased 14% Continued higher investment in sales and marketing activities supporting growth initiatives Adjusted net operating profit increased 10% Adjusted EBIT increased 10% compared to pcp Increase in Adjusted income tax of US$3.8 million Increase in other expense of US$2.3 million 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments and tax adjustments 3 Excludes Australian Pipes business which was sold in Q1 FY16

NORTH AMERICA INPUT COSTS The price of NBSK pulp increased 4% compared to prior corresponding quarter Cement prices continue to rise, up 5% compared to prior corresponding quarter Gas prices are down 20% compared to prior corresponding quarter Freight market prices are down 8% compared to prior corresponding quarter Electricity prices are down 9% compared to prior corresponding quarter The information underlying the table above is sourced as follows: Pulp – Cost per ton – from RISI Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration Cement – Relative index from the Bureau of Labor Statistics Freight – Cost per mile – from Dial-a-Truck Solutions Gas and Electric prices for Q2’17 are based on Q1’17 actuals

North America Fiber Cement EBIT summary 2Q and 1H EBIT increased by 7% and 5%, respectively, when compared to pcp Driven by favorable volume, partially offset by higher production costs and continued investment in SG&A expense SEGMENT EBIT – 2nd QUARTER and HALF YEAR FY17 International Fiber Cement EBIT summary 2Q and 1H EBIT increased by 16% and 18%, respectively, when compared to pcp Higher average net sales price and higher volumes in most regions Lower production costs in Australian dollars Favorable exchange rate in Q2 FY17

Other Businesses 2Q and 1H EBIT loss improved by 43% and 37%, respectively, when compared to pcp Driven by improving performance of Windows business R&D On strategy to invest 2-3% of net sales Fluctuations reflect normal variation and timing in the number of R&D projects in process in any given period General Corporate Costs 2Q and 1H EBIT remained in-line with pcp SEGMENT EBIT – 2nd QUARTER and HALF YEAR FY17 1 Excludes Asbestos related expenses and adjustments

CHANGES IN AUD vs. USD

1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest expense (income) 2 Excludes tax effects of Asbestos and other tax adjustments 26.0% estimated adjusted effective tax rate for the year Adjusted income tax expense for the quarter and half year increased due to higher adjusted operating profit before tax; partially offset by lower adjusted ETR Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX

1 CASHFLOW Increase in net operating cash flow Favorable change in working capital Increase in net income adjusted for non-cash items Partially offset by increase in the annual AICF contribution Lower capital expenditures Higher financing activities Increase in net repayments of debt Increase in share buy-back activity Partially offset by decrease in dividend payments 1 Certain prior year balances have been reclassified to conform to the current year presentation 2 Excludes AP related to capital expenditures 3 Includes capitalized interest 4 Includes debt issuance costs

CAPITAL EXPENDITURE Half year CAPEX of US$35.6 million down by 16% compared to pcp North America capacity projects: Restarting Summerville facility with an estimated cost of US$17.9 million; planned for early FY18 Expecting to commission Cleburne facility sheet machine in Q3 FY17 Continue to expand capacity at our Philippines facility with estimated cost of US$11.4 million; planned for first half of FY18

LIQUIDITY PROFILE Corporate debt structure US$500 million unsecured revolving credit facility, with a December 2020 maturity US$400 million senior unsecured notes2 maturing February 2023 Strong balance sheet US$84.7 million cash US$528.8 million net debt3 at Q2 FY17 55% liquidity on bank debt at Q2 FY17 Leverage on strategy 1.17x net debt to EBITDA excluding asbestos; within the target leverage range of 1-2 times US$225m bank facilities drawn at Q2FY17; US$84.7m held in cash 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 Callable from 15 February 2018; callable at par from 15 February 2021 3 Excludes Short-term debt – Asbestos; includes unamortized OID ($2.0 million); bond premium ($2.2 million) and debt issuance costs ($11.7 million)

ASBESTOS CLAIMS DATA Quarter and 1H claims received decreased by 17% and 4%, respectively, compared to pcp Quarter and 1H claims received were 17% and 9%, below actuarial estimates, respectively Claims reporting during the half year for mesothelioma: 12% lower than pcp 8% lower than actuarial estimates Average claim settlement for the half year is 31% below actuarial estimates: Lower average claim settlement sizes across most disease types Large mesothelioma claims are lower in number compared to pcp Lower average claim size for non-large mesothelioma claims 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim

DEFINITIONS AND OTHER TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions Non-financial Terms   AFFA – Amended and Restated Final Funding Agreement   AICF – Asbestos Injuries Compensation Fund Ltd   NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

NON-US GAAP FINANCIAL MEASURES EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

Financial Measures – US GAAP equivalents NON-US GAAP FINANCIAL MEASURES Adjusted EBIT US$ Millions Q2'17 Q2'16 1H'17 1H'16 EBIT 88.5 $ 161.1 $ 206.3 $ 245.6 $ Asbestos: Asbestos adjustments 17.2 (66.0) (3.4) (61.5) AICF SG&A expenses 0.4 0.3 0.8 0.8 Adjusted EBIT 106.1 95.4 203.7 184.9 Net sales 495.8 $ 450.2 $ 973.5 $ 878.5 $ Adjusted EBIT margin 21.4% 21.2% 20.9% 21.0% Three Months and Half Year ended 30 September Adjusted net operating profit US$ Millions Q2'17 Q2'16 1H'17 1H'16 Net operating profit 57.0 $ 130.2 $ 144.1 $ 190.2 $ Asbestos: Asbestos adjustments 17.2 (66.0) (3.4) (61.5) AICF SG&A expenses 0.4 0.3 0.8 0.8 AICF interest (income) expense, net (0.1) 0.1 0.6 - Asbestos and other tax adjustments 0.2 0.8 (0.7) (0.8) Adjusted net operating profit 74.7 $ 65.4 $ 141.4 $ 128.7 $ Three Months and Half Year ended 30 September

NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Q2'17 Q2'16 1H'17 1H'16 Adjusted net operating profit (US$ millions) 74.7 $ 65.4 $ 141.4 $ 128.7 $ Weighted average common shares outstanding - Diluted (millions) 445.4 446.7 446.4 447.3 Adjusted diluted earnings per share (US cents) 17 15 32 29 Three Months and Half Year ended 30 September Adjusted effective tax rate US$ Millions Q2'17 Q2'16 1H'17 1H'16 Operating profit before income taxes 82.0 153.9 193.0 235.2 Asbestos: Asbestos adjustments 17.2 (66.0) (3.4) (61.5) AICF SG&A expenses 0.4 0.3 0.8 0.8 AICF interest (income) expense, net (0.1) 0.1 0.6 - Adjusted operating profit before income taxes 99.5 $ 88.3 $ 191.0 $ 174.5 $ Income tax expense (25.0) (23.7) (48.9) (45.0) Asbestos and other tax adjustments 0.2 $ 0.8 $ (0.7) $ (0.8) $ Adjusted income tax expense (24.8) $ (22.9) $ (49.6) $ (45.8) $ Effective tax rate 30.5% 15.4% 25.3% 19.1% Adjusted effective tax rate 24.9% 25.9% 26.0% 26.2% Three Months and Half Year ended 30 September

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA US$ Millions Q2'17 Q2'16 1H'17 1H'16 EBIT 88.5 $ 161.1 $ 206.3 $ 245.6 $ Depreciation and amortization 20.4 17.6 39.9 35.8 Adjusted EBITDA 108.9 $ 178.7 $ 246.2 $ 281.4 $ Three Months and Half Year ended 30 September Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Q2'17 Q2'16 1H'17 1H'16 SG&A expenses 69.1 62.6 141.1 124.1 Excluding: AICF SG&A expenses (0.4) (0.3) (0.8) (0.8) Adjusted SG&A expenses 68.7 $ 62.3 $ 140.3 $ 123.3 $ Net Sales 495.8 $ 450.2 $ 973.5 $ 878.5 $ SG&A expenses as a percentage of net sales 13.9% 13.9% 14.5% 14.1% Adjusted SG&A expenses as a percentage of net sales 13.9% 13.8% 14.4% 14.0% Three Months and Half Year ended 30 September

INVESTOR PRESENTATION NOVEMBER/ DECEMBER 2016